Filed Pursuant to Rule 424(b)(5)
Registration No.: 333-292684
SUPPLEMENT NO. 1 TO
PROSPECTUS SUPPLEMENT DATED FEBRUARY 25, 2026
(To Prospectus dated January 30, 2026)

BARNWELL INDUSTRIES, INC.

Up to $4,297,700 of Common Stock

This prospectus supplement amends and supplements the prospectus dated January 30, 2026, filed as a part of our registration statement on Form S-3 (File No. 333-292684) as amended by our prospectus supplement dated February 25, 2026 (the “Prior Prospectuses”). This prospectus supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of our common stock, par value $0.50 per share, from time to time pursuant to the terms of that certain Sales Agreement between Roth Capital Partners, LLC, or Roth Capital, acting as the agent, and us. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Common Stock having an aggregate offering price of up to $50,000,000 from time to time through or to the Sales Agent, as agent or principal. However, due to the offering limitations applicable to us under General Instruction I.B.6. of Form S-3, the Prior Prospectuses limited us to up to $3,200,000.  As a result of an increase in our public float calculated in accordance with General Instruction I.B.6. of Form S-3 as of the date of this prospectus supplement, and in accordance with the terms of the Sales Agreement, we are filing this prospectus supplement to amend the Prior Prospectuses to update the amount of shares we are eligible to sell. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $4,297,700 from time to time through Roth Capital, which includes the shares of common stock pursuant to the Prior Prospectuses having an aggregate sales price of approximately $2,103,558 that were sold pursuant to General Instruction I.B.6 of Form S-3 in the last 12-months.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $12,893,200 based on a total number of 14,233,259 shares of common stock outstanding, of which 9,994,729 shares of common stock were held by non-affiliates, at a price of $1.29 per share, the closing sale price of our common stock on March 2, 2026, which is the highest closing price of our common stock on the NYSE American within the prior 60 days. We have sold approximately $2,103,558 of our common stock pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement (excluding this offering). Accordingly, based on the foregoing, we are currently eligible under General Instruction I.B.6 of Form S-3 to offer and sell shares of our Common Stock having an aggregate offering price of up to approximately $2,194,175. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75 million.

Our Common Stock is listed on the NYSE American under the symbol “BRN.” On April 8, 2026, the last reported sale price of our Common Stock on NYSE American was $1.08 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Roth Capital Partners

The date of this prospectus supplement is April 9, 2026.